RaabExhibit 24.1
CONFIRMING STATEMENT
	This Statement confirms that the undersigned, Andrew John Raab, has authorized and designated Siu Chiang to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S.
Securities and Exchange Commission as a result of the undersigned's beneficial ownership of or transactions in securities of Viasat Inc.
The authority of Siu Chiang under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, or 5 withregard to his beneficial ownership of or transactions in securities of Viasat Inc., unless earlier revoked in writing. The undersigned acknowledges that Siu Chiang is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities and Exchange Act of 1934, as amended.


Date: October 11, 2012				/s/ Andrew John Raab